Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
May 11, 2012

3.	News Release
May 11, 2012 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. reported financial results for the first quarter ended March 31, 2012.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:               Chief Financial Officer
Phone No.:    604-677-6905

9.	Date of Report
May 11, 2012

Per:  “Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE